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SEC FILE NUMBER
8-49653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carolina Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Elks Club Rd.
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Craig Gilmore	(828) 393-0088	cgilmore@carofin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste. 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carolina Financial Securities, LLC _____, as of 12/31 _____, 2 022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA A ELLIOTT
Notary Public - North Carolina
Transylvania County
My Commission Expires Oct 9, 2023

Signature:

Title: FINOP

Melissa A. Elliott
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements with Supplemental Information
And Independent Registered Public Accountant's Report

Carolina Financial Securities, LLC

As of December 31, 2022

Carolina Financial Securities, LLC

Table of contents



goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Carolina Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolina Financial Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year end ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carolina Financial Securities, LLC 's management. Our responsibility is to express an opinion on Carolina Financial Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Carolina Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Carolina Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 29, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Statement of Financial Position

December 31, 2022

Assets

Current assets		
Cash and cash equivalents	$	254,040
Accounts receivable, net of allowance of 162,474		112,203
Total current assets		366,243
Property and equipment, net		20,494
Investments in affiliate		692,000
Total assets	$	1,078,737

Liabilities and Members' Equity

Current liabilities		
Commissions payable	$	30,357
Accounts payable		64,984
Accrued expenses		10,274
Accrued registration liabilities		4,942
Total current liabilities		110,557
Members' equity		968,180
Total liabilities and members' equity	$	1,078,737

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2022

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carolina Financial Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

Limited Liability Company / Income Taxes

The Company has adopted provisions of FASB ASC 740-10, *Uncertainty in Income Taxes*. Under this standard the Company has evaluated its tax positions to determine is they are more likely that not to be sustained upon examination. This includes entity status. The Company believes is has no uncertain tax positions.

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be passed through to the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting as required by the SEC and FINRA.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations. Depreciation expense for 2022 was $1,990.

Notes to Financial Statements
December 31, 2022

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related services. Revenue is recognized upon satisfaction of performance obligations under contract. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income, and therefore the Company recognizes placement revenue upon receipt.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include:

a. Interest and dividend income
b. Investment banking M&A advisory fees

Revenue from Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract

Notes to Financial Statements
December 31, 2022

as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2022.

The Company is evaluating new accounting standards and will implement as required.

NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. This agreement renews automatically annually. Carolina Financial Group, LLC also pays direct expenses on behalf of the Company, which the Company reimburses. Total amounts charged for the year ended December 31, 2022 were $1,042,470 and were included in their respective expense accounts in the financial statements. The Company owed Carolina Financial Group, LLC $11,056 at December 31, 2022 and is included in the Accounts Payable on the Statement of Financial Position.

An affiliate of the Company, Catalyst Resources, LLC, is a customer. Fee income from affiliates in 2022 totaled $186,712. Related accounts receivable of $63,388 at December 31, 2022 are considered to be uncollectible and are included in the allowance for doubtful accounts.

In addition, the Company paid fees to Carofin, LLC under a fee sharing agreement for which the Company pays success fees for securities sold using the Carofin digital platform. Total expense for the year end December 31, 2022 was $1,640,4750, of which $30,357 is payable.

The Company invested $320,000 in a related party in 2022; see Investment Note I.

NOTE D - NET CAPITAL REQUIREMENTS

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6\frac{2}{3}$% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to

Notes to Financial Statements
December 31, 2022

1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company had net capital as defined of $173,841 and excess net capital of $166,470. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.64 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE E - CREDIT RISKS AND OTHER CONCENTRATIONS

Carolina Financial Securities, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The company had bank balances in excess of the FDIC coverage limits by $4,040 at December 31, 2022.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2022 in accordance with ASC 855 - *Subsequent Events* through March 29, 2023, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.

NOTE G – CONCENTRATION

Only one customer exceeded 10% of the Company's recognized revenue in 2022, totaling 13.37% of the Companies 2022 revenue.

NOTE H – ACCOUNTS RECEIVABLE

The Company has evaluated it's accounts receivable and determined that a valuation allowance of $162,474 is needed. The remainder of accounts receivable is deemed collectible. The terms of accounts receivable are due upon receipt of services.

In October of 2022, the Company entered into a Settlement Agreement with a customer related to services provided in 2020 that lead to a financing transaction, but for which the customer refused to pay the related fee. Under the Settlement Agreement, the customer agreed to pay the Company $300,000, with $100,000 due at the time of the signing of the agreement, and the remaining $200,000 due in 15 installments of $13,333. The balance of the corresponding receivable at December 31, 2022 was $13,333. Accounts receivable at December 31, 2021 was $281,628.

NOTE I – INVESTMENTS

Fair Value – FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, I the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost

Notes to Financial Statements
December 31, 2022

approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad level:

Level 1   Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2   Inputs are inputs (other that quoted prices included in level 1) that are observable for the assets or liability, either directly of indirectly.

Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's investments are comprised of equity securities, all of which are classified as held for investment and are carried at their level 3 fair market value based on the cost of each security at December 31, 2022. The Company estimates the cost to approximate Fair Market Value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022:

Fair Value Measurement on a recurring Basis
As of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Affiliate LLC	-0-	-0-	$692,000	$692,000
	-0-	-0-	$692,000	$692,000

There is no gain or loss related to this investment in 2022.

There is no interest or dividend for this investment in 2022.

The Company has determined no impairment of the investment in 2022.